Filed Pursuant to Rule 424(b)(3)

Registration No. 333-168129

CNL HEALTHCARE PROPERTIES, INC.

STICKER SUPPLEMENT DATED OCTOBER 15, 2014

TO PROSPECTUS DATED APRIL 18, 2014

This sticker supplement is part of, and should be read in conjunction with our prospectus dated April 18, 2014, and our sticker supplements dated April 23, 2014, May 9, 2014, June 24, 2014, July 2, 2014, July 22, 2014, August 8, 2014, August 13, 2014 and October 1, 2014. Unless expressly defined herein, capitalized terms used in this sticker supplement have the same meanings as ascribed to them in the prospectus.

The following replaces in its entirety the information in the section entitled “PROSPECTUS SUMMARY – Pending Portfolio Acquisitions” on page 8 of the prospectus.

Southeast Medical Office Properties Portfolio

On September 18, 2014, through our operating partnership, we entered into nine separate purchase agreements to acquire for an aggregate purchase price of approximately $238.0 million (plus standard closing costs, due diligence costs, and legal fees): (i) ground lease interests in the land and a fee simple interest in the improvements that constitute Presbyterian Medical Tower from 1718 East Fourth Street, L.P.; (ii) ground lease interests in the land and a fee simple interest in the improvements that constitute Midtown Medical Plaza from 1918 Randolph Road, L.P.; (iii) ground lease interests in the land and a fee simple interest in the improvements that constitute Metroview Professional Building from 1900 Randolph Road, L.P.; (iv) ground lease interests in the land and a fee simple interest in the improvements that constitute Matthews Medical Office Building from 1450 Matthews Township Parkway, L.P.; (v) ground lease interests in the land and a fee simple interest in the improvements that constitute 330 Physicians Center from 330 Physicians Center, L.P.; (vi) ground lease interests in the land and a fee simple interest in the improvements that constitute Physicians Plaza Huntersville from 10030 Gilead Road L.P.; (vii) right and title to the land and improvements that constitute Outpatient Care Center from MedWest Outpatient Center, L.P.; (viii) right and title to the land and improvements that constitute Spivey Station Physicians Center from Spivey Station Physicians Center I, L.P.; and (ix) right and title to the land and improvements that constitute Spivey Station ASC Building from Spivey Station ASC Building, L.P. (collectively, the “Southeast Medical Office Properties”). We are not affiliated with any of the sellers of the Southeast Medical Office Properties, however, all of the sellers are affiliates of Meadows & Ohly.

On October 13, 2014, after the expiration of the due diligence period, our escrow deposit becoming non-refundable and approval of our board of directors, it was determined that the acquisition of the Southeast Medical Office Properties was probable. The aggregate deposit of $5.0 million will be applied toward the purchase price of the Southeast Medical Office Properties at closing.

The Southeast Medical Office Properties are located in Georgia and North Carolina. Six of the Southeast Medical Office Properties are physically connected to hospitals, one is adjacent to a hospital and the remaining two are hub/spoke outpatient centers in design. All of the Southeast Medical Office Properties are anchored by major hospital systems or their affiliates. Pursuant to the purchase agreements, we will also acquire the interests of the sellers in existing leases or subleases, as applicable, relating to the acquired properties.

The following table lists each of the properties, its location, square footage and year built:

Southeast Medical Office Properties	Location	Capacity (Sq. Footage)	Year Built
Midtown Medical Plaza	Charlotte, NC	218,489	1994
Presbyterian Medical Tower	Charlotte, NC	147,492	1989
Metroview Professional Building	Charlotte, NC	86,768	1971
Physicians Plaza Huntersville	Huntersville, NC	101,525	2004
Matthews Medical Office Building	Matthews, NC	96,346	1994
Outpatient Care Center	Clyde, NC	44,332	2012
330 Physicians Center	Rome, GA	109,823	2005
Spivey Station Physicians Center	Atlanta, GA	55,357	2007
Spivey Station ASC Building	Atlanta, GA	44,159	2009

Total:		907,291

Following the closing of the acquisition of the Southeast Medical Office Properties, we will acquire (i) long-term ground leasehold interests in Midtown Medical Plaza, Presbyterian Medical Tower, Metroview Medical Plaza, Physicians Plaza Huntersville, Matthews Medical Office Building and 330 Physicians Center; and (ii) fee simple interests in Outpatient Care Center; Spivey Station Physicians Center and Spivey Station ASC Building.

Founded in 1972 and based in Atlanta, Georgia, Meadows & Ohly is a full service developer and operator of healthcare real estate across the Southeastern United States. Meadows & Ohly specializes in outpatient centric medical office buildings and is recognized as one of the largest medical office developers and operators in the United States.

We expect to finance approximately $142.6 million of the aggregate purchase price of the Southeast Medical Office Properties under a long-term loan. While we have been evaluating financing options to date, we have not entered into any binding financing commitments.

The acquisition of the Southeast Medical Office Properties is subject to the fulfillment of certain conditions, including the waiver of rights of first refusal by certain of the hospital systems. There can be no assurance that any or all of the conditions will be satisfied or, if satisfied, that we will acquire one or more of these properties. Assuming that outstanding contingencies are satisfied, we anticipate that the closing of the Southeast Medical Office Properties will take place in late 2014.

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